September 5, 2002

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    Mr. Briccio Barrientos

         Re:  Withdrawal of Registration Amendment on Form N-14AE
                 Accession Number:  0000907244-02-000340 (File No.: 333-99129)
                  (Evergreen Fixed Income Trust)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned Registration Statement on Form N-14AE filed on September 4, 2002 (the "Registration Statement") for Evergreen Fixed Income Trust. The Registration Statement should have been filed as a Pre-Effective Amendment to the Registration Statement on Form N-14AE/A and should have contained a revised document which included the Statement of Additional Information for Evergreen Offit High Yield Fund and the Semi Annual Report for the OFFIT High Yield Fund. The correct form type with the correct attachments was filed as Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14AE/A (accession no. 0000907244-02-000342). No securities were sold in connection with this offering.

     Please direct all inquiries to Regina Brown of Evergreen Investments at 617-210-3687.

                                                       Very truly yours,

                                                       \s\ Regina Brown

                                                       Regina Brown